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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                        UNDER THE SECURITIES ACT OF 1934

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                                 AMENDMENT NO. 1



                            AMERICAN PAD & PAPER CO.
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                                (NAME OF ISSUER)


       COMMON STOCK, $.01 PAR VALUE                            028816106
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      (TITLE OF CLASS OF SECURITIES)                         (CUSIP NUMBER)



Check the following box if a fee is being paid with the statement [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                        (Continued on following page(s))
                               (Page 1 of 6 Pages)

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NYFS07...:\56\45256\0001\6822\SCH1218N.48A

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CUSIP No. 028816106               13G                 Page 2 of 6
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  1          NAME OF REPORTING PERSON:            ENTRUST CAPITAL INC.

             S.S. OR I.R.S. IDENTIFICATION NO. OF         13-3933026
             ABOVE PERSON:
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  2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (A) [_]
                                                                       (B) [_]
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  3          SEC USE ONLY

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  4          CITIZENSHIP OR PLACE OF              DELAWARE
             ORGANIZATION:

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 NUMBER OF           5    SOLE VOTING POWER:              0
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         6    SHARED VOTING POWER:            1,990,215
  OWNED BY
                  --------------------------------------------------------------
    EACH             7    SOLE DISPOSITIVE POWER:         0
  REPORTING
                  --------------------------------------------------------------
PERSON WITH          8    SHARED DISPOSITIVE POWER:       2,947,855

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  9          AGGREGATE AMOUNT BENEFICIALLY                2,947,855
             OWNED BY REPORTING PERSON:

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  10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES        [_]
             CERTAIN SHARES:

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  11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):         10.63%

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  12         TYPE OF REPORTING PERSON:            IA

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
Item 1

     (a)   Name of Issuer

           American Pad & Paper Co.

     (b)   Address of Issuer's Principal Executive Offices

           17304 Preston RD., Suite 700
           Dallas, Texas 75252


Item 2

     (a)   Name of Person Filing

           See Item 1 of the Cover Page attached hereto

     (b)   Address of Principal Business Office or, if none, Residence

           650 Madison Avenue
           New York, New York  10022

     (c)   Citizenship

           See Item 4 of the Cover Page attached hereto

     (d)   Title of Class of Securities

           Common Stock, par value $.01 per share

     (e)   CUSIP Number

           028816106

Item 3

     (e)   EnTrust Capital Inc. is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

Item 4

     (a)   Amount Beneficially Owned

           See Item 9 of the Cover Page attached hereto

     (b)   Percent of Class

           See Item 11 of the Cover Page attached hereto

     (c) Number of shares as to which such person has:

             (i) Sole power to vote or to direct the vote

                 See Item 5 of the Cover Page attached hereto

            (ii) shared power to vote or to direct the vote

                 See Item 6 of the Cover Page attached hereto

           (iii) sole power to dispose or to direct the disposition of

                 See Item 7 of the Cover Page attached hereto

            (iv) shared power to dispose or to direct the disposition of

                 See Item 8 of the Cover Page attached hereto

Item 5

           Ownership of Five Percent or Less of a Class

           Not applicable

Item 6

           Ownership of More than Five Percent on Behalf of Another Person

           Not applicable

Item 7

           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

           Not applicable

Item 8

           Identification and Classification of Members of the Group

           Not applicable

Item 9

           Notice of Dissolution of Group

           Not applicable

Item 10

           Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 10, 1998

                                       EnTrust Capital Inc.

                                       /s/ Mark S. Fife
                                       --------------------------------
                                       Name:  Mark S. Fife
                                       Title: Principal